FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Email: info@LBIX.com

LEADING BRANDS, INC.:

Announces that it has Retained Jesse Sutton,
CEO of Majesco Entertainment Company (“Majesco”)
As the Company’s Chief Technical Officer

Vancouver, Canada, March 20, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company”), announces that in connection with the Definitive Arrangement Agreement with Liquid Media Group Inc. (“Liquid”) and the Support Agreement with Liquid’s subsidiary, Majesco Entertainment Company (“Majesco”) (announced February 8, 2018), the Company is pleased to announce that it has retained Majesco CEO Jesse Sutton as its Chief Technical Officer.

Jesse Sutton is a co-founder of Majesco and has over 25 years’ experience in the interactive entertainment industry, publishing hundreds of games across all platforms and genres. Mr. Sutton has been involved in all areas of the interactive entertainment business. He was acting CEO of Majesco from 2007 – 2015, when Majesco was itself a NASDAQ-listed company. During his lengthy tenure in the industry, Jesse has built an extensive network of relationships across all areas. These include, finance, development, marketing, licensing, sales and operations. His notable games include, Bloodrayne, Psychonauts, Cooking Mama, Alvin & The Chipmunks, Phineaus & Ferb and the best 3rd party fitness game of all time, Zumba Fitness.

Leading Brands CEO, Ralph McRae said: “We are pleased to have Jesse join us to start work on developing our new video game business. We are presently reviewing several exciting opportunities with him that we hope to announce shortly.”

Jesse Sutton said: “I’m excited by Liquid’s vision and the ability to now fast track my involvement in this burgeoning business while the arrangement is being finalized.”

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2018 Leading Brands, Inc.